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                            August 10, 2023

       Brent Suen
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street , 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 27,
2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 22, 2023
                                                            File No. 333-231286

       Dear Brent Suen:

              We have reviewed your August 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 3, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9. Changes in and Disagreements with Accountants on Accounting and Financial
       Disclosure, page 21

   1. You state in your response to prior comment 4 that you will provide an updated copy of your prior auditor's
Exhibit 16 letter in the Form 10-K/A, when filed. However, you have not confirmed that you
will revise your disclosures here to state whether there were any disagreements with
Saturna as defined in Item 304(a)(1)(iv) of Regulation S-K or any reportable events as
defined in Item 304(a)(1)(v) of Regulation S-K during the interim period subsequent to
September 30, 2021 through the date of dismissal on March 24,
                                                        2022. Also, you did not
state that you will revise to clarify whether you consulted with
 Brent Suen
GoLogiq, Inc.
August 10, 2023
Page 2
      Centurion on any matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) during such period. Please revise your disclosures as necessary.
Consolidated Financial Statements
Notes 5. Business Combinations, page F-10

2. You state in your response to prior comment 8 that you will provide an analysis of ASC
      805-10 as it relates to the CreateApp asset acquistion in a separate correspondence.
      However, no such correspondence has been provided and therefore, we reissue our previous comment. Please describe in detail your determination of the accounting for this transaction, citing the specific guidance within ASC 805 that you relied upon. In this regard, tell us how the company being a majority owned subsidiary of Logiq and the
      CreateApp being wholly-owned by Logiq at the time of the transaction factored into your analysis and specifically address how you considered the guidance in ASC 805-50 with respect to transactions under common control. Finally, if you conclude that this was a business combination within the scope of ASC 805-10, explain to us how you considered the guidance in paragraphs 25-5 and 55-10 through 55-13 of ASC 805-10 in determining the accounting acquirer.
General

3. We will consider further your responses to prior comments 1-3 and 5-7 when the necessary disclosures are provided in your amended Form 10-K.
Form 10-Q for the Quarterly Period Ended March 31, 2023
Condensed Consolidated Financial Statements
Note 6. Subsequent Events, page F-11

4. We note from your response to prior comment 9 that the parties to the GammaRey acquisition agreed to deem the transaction terminated. Please tell us when this transaction was terminated and how you intend to reflect such termination in your financial statements.
       You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions.



                                                           Sincerely,
FirstName LastNameBrent Suen
                                                           Division of
Corporation Finance
Comapany NameGoLogiq, Inc.
                                                           Office of Technology
August 10, 2023 Page 2
cc:       Scott Kline
FirstName LastName